FOR IMMEDIATE RELEASE

JONES SODA CO. REPORTS FISCAL 2013 SECOND QUARTER RESULTS
79% Net Loss Improvement and Breakeven Earnings Per Share Reached

Seattle, WA - August 8, 2013 - Jones Soda Co. (the Company) (OTCQB: JSDA), a leader in the premium soda category and known for its unique branding and innovative marketing, today announced results for the second quarter ended June 30, 2013.
Results for the second quarter continue to reflect the efforts of our Turnaround Plan, which was initiated with the change in management in the second half of 2012.
For the second quarter of 2013, the Company achieved a 79% improvement in bottom line performance, reporting a net loss of $95,000, or $0.00 per share, compared to a net loss of $459,000, or $(0.01) per share, for the second quarter 2012. Revenue declined 19% to $4.3 million compared to revenue of $5.3 million for the second quarter of 2012 reflecting management's strategy to reallocate resources to certain targeted markets.
“Twelve months ago when I returned to Jones Soda as CEO, I stated that our priority was to become a financially-sustainable company by aligning our operating expenses with our capital resources and size of our Company. Our efforts are delivering results evident by the breakeven EPS this quarter as well as positive EBITDA. Jones Soda today is a stronger business because we act like owners and make decisions with an eye to the Company's long-term profitability,” stated Jennifer Cue, CEO of Jones Soda Co.
Ms. Cue added, “We will continue doing what we've been doing, maintaining our focus and discipline in executing our Turnaround Plan. With our emphasis on making our product more widely available in independent accounts, we believe we have a more balanced and diversified distribution strategy.”
Second Quarter Review - Comparison of Quarters Ended June 30, 2013 and 2012

•	Revenue decreased 19% to $4.3 million, compared to $5.3 million last year.

•	Gross margin decreased to 29% of revenue, compared to 30% of revenue last year.

•	Operating expenses decreased 34% to $1.3 million, compared to $2.0 million last year.

•	Net loss improved 79% to $95,000, or $0.00 per share, compared to a net loss of $459,000, or $(0.01) per share, last year.

•	EBITDA (earnings before interest, income taxes, depreciation and amortization and stock-based compensation) was $54,000, compared to negative EBITDA of $312,000 last year.

Year-to-Date Review - Comparison of Six Months Ended June 30, 2013 and 2012

•	Revenue decreased 19% to $7.4 million, compared to $9.1 million last year.

•	Gross margin decreased to 27% of revenue, compared to 29% of revenue last year.

•	Operating expenses decreased 47% to $2.5 million, compared to $4.7 million last year.

•	Net loss improved 77% to $494,000, or $(0.01) per share, compared to a net loss of $2.1 million, or $(0.06) per share, last year.

•	Negative EBITDA was $204,000, compared to $1.8 million last year.

Conference Call

The Company will discuss its results for the quarter ended June 30, 2013 on its scheduled conference call today, August 8, 2013 at 4:30 p.m. Eastern time (1:30 p.m. Pacific time). This call will be webcast and can be accessed by visiting our website at www.jonessoda.com or www.jonessoda.com/company/jones-press/webcasts. Investors may also listen to the call via telephone by dialing (719) 325-2491 (confirmation code: 5875107). In addition, a telephone replay will be available by dialing (858) 384-5517 (confirmation code: 5875107) through August 15, 2013, at 11:59 p.m. Eastern Time.

Presentation of Non-GAAP Information

This press release contains disclosure of the Company's EBITDA, which is a non-GAAP financial measure. The difference between EBITDA (a non-GAAP measure) and Net Loss (the most comparable GAAP financial measure) is the exclusion of interest expense, income tax expense, depreciation and amortization expense and stock-based compensation. We have included a reconciliation of EBITDA to Net Loss in our Non-GAAP Reconciliation in this press release. There are material limitations to using EBITDA. In addition, because EBITDA may not be calculated identically by all companies, the presentation here may not be comparable to other similarly titled measures of other companies.

We believe that EBITDA provides useful information to management about the Company's operating results attributable in part to the Turnaround Plan, in particular by eliminating the impact of non-cash charges related to stock-based compensation, amortization and depreciation. These adjustments to the Company's GAAP results are made with the intent of providing a more complete understanding of the Company's underlying operational results and performance. This non-GAAP financial measure is not intended to be considered in isolation or as a replacement for, or superior to either net income (loss) as an indicator of the Company's operating performance, or cash flow, as a measure of its liquidity. EBITDA should be reviewed in conjunction with Net Loss as calculated in accordance with GAAP.

About Jones Soda Co.

Headquartered in Seattle, Washington, Jones Soda Co.® markets and distributes premium beverages under the Jones® Soda, Jones Zilch®, Natural Jones™ Soda and WhoopAss™ Energy Drink brands and sells through its distribution network. A leader in the premium soda category, the Company is known for its variety of flavors, highest quality ingredients, including pure cane sugar and innovative labeling technique that incorporates always-changing photos sent in from its consumers. Jones Soda is sold through traditional beverage retailers in markets primarily across North America. For more information, visit www.jonessoda.com or www.myjones.com.

Forward-Looking Statements Disclosure

Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all passages containing words such as “will,” “aims,” “anticipates,” “becoming,” “believes,” “continue,” “estimates,” “expects,” “future,” “intends,” “plans,” “predicts,” “projects,” “targets,” or “upcoming.” Forward-looking statements also include any other passages that are primarily relevant to expected future events or that can only be evaluated by events that will occur in the future. Forward-looking statements are based on the opinions and estimates of management at the time the statements are made and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Factors that could affect the Company's actual results include, among others: its ability to successfully execute on its operating plans for 2013; its ability to maintain and expand distribution arrangements with distributors, independent accounts, retailers or national retail accounts; its ability to manage operating expenses and generate sufficient cash flow from operations; its ability to increase revenues and achieve case sales goals on reduced operating expenses; its ability to develop and introduce new products to satisfy customer preferences; its ability to market and distribute brands on a national basis; changes in consumer demand or market acceptance for its products; its ability to increase demand and points of distribution for its products or to successfully innovate new products and product extensions; its ability to maintain relationships with co-packers; its ability to maintain a consistent and cost-effective supply of raw materials; its ability to maintain brand image and product quality; its ability to attract, retain and motivate key personnel; its ability to protect its intellectual property; the impact of future litigation; the impact of intense competition from other beverage suppliers; and its ability to access the capital markets for any future equity financing, and any actual or perceived limitations by being traded on the OTCQB Marketplace. More information about factors that potentially could affect the Company’s operations or financial results is included in its most recent annual report on Form 10-K for the year ended December 31, 2012, filed with the Securities and Exchange Commission on March 27, 2013, and in its quarterly reports on Form 10-Q filed in 2013. Readers are cautioned not to place undue reliance upon these forward-looking statements that speak only as to the date of this release. Except as required by law, the Company undertakes no obligation to update any forward-looking or other statements in this press release, whether as a result of new information, future events or otherwise.

For further information, contact:

Carrie L. Traner
Vice President of Finance
Jones Soda Co.
(206) 624-3357 or ctraner@jonessoda.com

JONES SODA CO.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
	(In thousands, except share data)
Revenue	$4,287	$5,263	$7,383	$9,130
Cost of goods sold	3,053	3,696	5,389	6,510
Gross profit	1,234	1,567	1,994	2,620
Operating expenses:
Promotion and selling	625	920	1,098	2,277
General and administrative	690	1,078	1,365	2,410
	1,315	1,998	2,463	4,687
Loss from operations	(81)	(431)	(469)	(2,067)
Other (expense) income, net	(9)	(5)	4	(16)
Loss before income taxes	(90)	(436)	(465)	(2,083)
Income tax expense, net	(5)	(23)	(29)	(48)
Net loss	$(95)	$(459)	$(494)	$(2,131)

Earnings (loss) per share - basic and diluted	$0.00	$(0.01)	$(0.01)	$(0.06)
Weighted average basic and diluted common shares outstanding	38,530,416	38,544,140	38,530,416	37,268,386

	Three Months Ended June 30,		Six Months Ended June 30,
Case sale data (288-ounce equivalent):	2013	2012	2013	2012
Finished product cases	306,000	376,200	531,000	672,200

JONES SODA CO.
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2013	December 31, 2012
	(Unaudited)
	(In thousands, except share data)
ASSETS
Current assets:
Cash and cash equivalents	$1,328	$1,654
Accounts receivable, net of allowance of $55 and $93	1,782	1,742
Inventory	2,800	2,223
Prepaid expenses and other current assets	178	264
Total current assets	6,088	5,883
Fixed assets, net of accumulated depreciation of $1,871 and $1,787	348	497
Other assets	619	640
Total assets	$7,055	$7,020
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,590	$885
Accrued expenses	604	767
Taxes payable	20	45
Other current liabilities	45	54
Total current liabilities	2,259	1,751
Long-term liabilities — other	434	485
Shareholders’ equity:
Common stock, no par value:
Authorized — 100,000,000; issued and outstanding shares — 38,530,416 shares	52,867	52,867
Additional paid-in capital	7,737	7,590
Accumulated other comprehensive income	376	451
Accumulated deficit	(56,618)	(56,124)
Total shareholders’ equity	4,362	4,784
Total liabilities and shareholders’ equity	$7,055	$7,020

JONES SODA CO.
NON-GAAP RECONCILIATION

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
	(In thousands)
GAAP net loss	$(95)	$(459)	$(494)	$(2,131)
Other expense (income), net	9	5	(4)	16
Income tax expense, net	5	23	29	48
Depreciation and amortization	56	73	118	151
Stock-based compensation	79	46	147	136
Non-GAAP EBITDA	$54	$(312)	$(204)	$(1,780)